ECO PLANET CORP.

93 S Jackson St, #34786

Seattle, WA 98104-2818

Tel: 888 375 8633

Fax: 866 885 5653

March 12, 2012

Via Edgar

Mara L Ransom

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	Eco Planet Corp.
Registration Statement on Form S-1
Originally Filed January 23, 2012
File No. 333-179130

Dear Ms. Ransom:

Eco-Planet Corp., acknowledges receipt of the letter dated February 16, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1.	We note that you have not made your filing in compliance with Rule 419 under the Securities Act of 1933, as amended; however, it appears that you might be a blank check company as defined by Rule 419. In this regard, we note the following items:

* Your disclosure indicates that you are a development stage company issuing penny stock.
* You have no revenues, and no contracts or agreements with customers or suppliers.

* You business activity appears to have been limited to raising initial capital from your officers and directors, researching your business model, creating a website and filing a registration statement.

* You have not yet commenced operations.

* You have no assets except for $19,980 in cash and $4,500 in deferred offering costs.

In the adopting release for Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide us with a detailed analysis addressing each of the items listed above and explaining why you believe you are not a blank check company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Response:     Revised. We have revised our registration statement in the Amended Draft to address the Staff’s comment No.1 to disclose facts which demonstrate that we are not a blank check company and to provide appropriate corresponding changes to all disclosures to which the comment relates. Please see the Amended Draft.

2.	Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations, assets consisting solely of cash, cash equivalents and nominal other assets. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Response:      Revised. We have revised our registration statement in the Amended Draft to address the Staff’s comment No.2 to disclose facts which demonstrate that we are not a shell company and to provide appropriate corresponding changes to all disclosures to which the comment relates. Please see the Amended Draft.

3.	Please insert a table of contents on either the inside front or outside back cover of your prospectus. See Item 502(a) of Regulation S-K.

Response:      Revised. We have revised the prospectus to insert a table of contents. Please see the Amended Draft.

4.	On the outside back cover page of your prospectus, please advise dealers of their prospectus delivery obligation. See Item 502(b) of Regulation S-K.

Response:      Revised. We have revised the back cover of the prospectus to advise dealers of the their prospectus delivery obligations. Please see the Amended Draft.

5.	We note that you appear to have a website located at www.ecoplanet.com. We encourage you to disclose this web address in your registration statement. See Item 101(h)(5)(iii) of Regulation S-K.

Response:      Revised. We amended the Business section of the prospectus to add reference to the web site which is www.eco-p.org. Please the Amended Draft.

Risk Factors, page 6

6.	Please revise your risk factor disclosure to address the specific material risks to your company and to the purchasers in this offering. Many of your existing risk factors appear to be generic and not tailored to your facts and circumstances. For example, we note that the following risk factors appear to contain generic disclosures:

•	6. We intend to become subject to periodic reporting requirements… page 7;
•	8. The costs of being a public company… page 8;
•	18. Any trading market that may develop may be restricted… page 12; and
•	19. Delaware law and our charter may inhibit a takeover… page 12.

Please note these are examples only. Please review your entire risk factor section and revise specific risk factors as necessary. See Item 503(c) of Regulation S-K.

Response:      Revised. We have revised the risk factors in the prospectus to take account of the Staff’s comments. Please see the revised risk factors in the Amended Draft.

7.	Please add risk factors that address the following:

•	The risks associated with being a shell company.
•	The risk that you may not be able to raise the full amount of your intended Offering.
•	Based on the biographical information provided, Ms. Yaron's and Mr. Shnitzer's apparent inexperience with online sales.
•	Your reliance on third-parties, such as suppliers, marketing partners, and outsourced customer support representatives.

Response:      Revised. We have revised the prospectus to risk factors to take account of the Staff’s Comments. Please see the Amended Draft.

8.	Please add a risk factor discussing the possibility that your commissions will be less than 20%. In this regard, we note your disclosure on page 24 that you intend to earn the bulk of your revenues through commissions of "20% off the top line with potential suppliers." We further note, however, that you do not appear to have any agreements with potential suppliers.

Response: Revised. We have revised the prospectus to add releavant risk factors to take account of the Staff’s comments. Please see the Amended Draft.

Use of Proceeds, page 13

9.	In the fourth sentence, you state that you are making the offering without any minimum requirement. This statement conflicts with your statements elsewhere, such as on the prospectus cover page, that to complete the offering you must sell a minimum of 35% of the shares offered. Please revise your disclosure accordingly to address this apparent inconsistency.

Response:      Revised. We have revised the prospectus to delete any mention of a minimum offering requirement. Please see the Amended Draft.

10.	Please revise your tabular disclosure on page 14 to address the sale of the 35% minimum offering amount.

Response:      There is no minimum offering amount. We have, however, added a column in the tabular disclosure, disclosing use of proceeds in the event only 35% of the offering is sold. Please see Amended Draft.

11.	We note your disclosure that you "do have [sic] any agreements in place with [your] Directors to provide loans to the company if needed." Assuming this statement indicates the existence of agreements between you and your directors, please include these agreements as exhibits to your registration statement. Alternatively, please revise your registration statement to indicate that you do not have any agreements in place to provide loans to the company.

Response:      Revised. We have revised the Amended Draft to indicate that we do not have any formal agreements in place with our Directors in regards to providing loans to us. Please see the Amended Draft.

Dilution, page 16

12.	Please tell us how you calculated your dilution presentation. For example, in your dilution disclosure you claimed a historical net tangible book value per share of $0.0089 and a historical net tangible book value of $19,683 implying that you have 2,211,573 shares of common stock outstanding ($19,683 / $0.0089 per share = 2,211,573 shares). However, in your balance sheet you claimed to have net tangible assets of $15,183 ($19,980 in cash - $4,797 in liabilities = $15,183 or $19,683 in stockholders equity - $4,500 in deferred operating costs = $15,183) and you claimed to have 1,700,000 shares issued and outstanding. Please revise your disclosure so that your net tangible assets and total shares issued and outstanding are consistent throughout your disclosure.

Response: Revised. We have revised the dilution table to take account of the Staff’s Comments and confirm that the Company’s net tangible assets are $15,183. Please see the Amended Draft.

Management's Discussion and Analysis or Plan of Operation, page 17

Operations, page 17

13.	Your disclosure in the first paragraph on page 18 regarding your anticipated principal sources of revenue appears to be incomplete. Please revise your disclosure accordingly.

Response:      Revised. We have revised the prospectus to complete our anticipated sources of revenue. Please see the Amended Draft.

Business, page 20

14.	We note that your business model is dependent on signing agreements with suppliers of the products you intend to sell. Please revise your disclosure to describe the status and nature of your contacts with suppliers. We further note that your business model is dependent on one or more websites. Please expand your disclosure to describe these websites, to explain how you plan to operate and maintain them, and to indicate the status of each website (e.g., active and operational, in-development, etc.).

Response:      Revised. We have revised the prospectus to take account of the Staff’s Comments. Please see the Amended Draft.

15.	We note that you intend to earn the bulk of your "revenues through commissions on sales of roughly 20% of the top line with potential suppliers." Please describe how you determined that 20% is a reasonable and attainable commission. Further, please disclose whether or not you have discussed this rate of commission with any potential suppliers. Lastly, to the extent its material to an understanding of your business, please address any other potential sources of revenue that you anticipate pursuing now or within the next 12 months. If there are no other such sources, please clarify that commissions will comprise your principal source of revenue.

Response:      Revised. We have revised the prospectus with regard to the 20% commission to take account of the Staff’s Comments. Please see the Amended Draft.

Business Model, page 23

16.	Please revise your disclosure to explain what you mean by “stickiness.”

Response:      Revised. We have revised the prospectus to define “stickiness” and to take account of the Staff’s Comments. Please see the Amended Draft.

Marketing strategy, page 24

17.	We note your disclosure that you are in discussions with high-profile corporate partners like Zillos, OPower, and ZipCar. Please describe the nature and status of these discussions.

Response:      Revised. We have revised the prospectus to further describe the nature of our discussion with high profile corporate partners and to take account of the Staff’s Comments. Please see the Amended Draft.

18.	We note your disclosure that you plan to seek publicity through "the local press in geographies that [you] are targeting." Please disclose the geographies that you are targeting with your marketing. See Item 101(h)(4)(i) of Regulation S-K.

Response: Revised. We have revised the prospectus to set out the company’s initial target market – Israel to take account of the Staff’s Comments. Please see the Amended Draft.

19.	We note your disclosure that you expect the cost of customer acquisition to decrease as your site gains popularity. We further note your graphic comparing customer acquisition costs with customer long-term value. Please describe how increasing the popularity of your site will decrease the cost of acquiring customers.

Response: Revised. We have revised the prospectus to take account of the Staff’s Comments. Please see the Amended Draft.

20.	We note the repeated use of the language "we will" in your registration statement. For example, on page 24 of your registration statement you stated "we will simultaneously build broad brand recognition through conventional media channels." Please revise the language "we will" here and throughout your registration statement to adequately reflect the uncertainty of accomplishing what you claim you will accomplish. Please use language such as "we intend to" or other appropriate language. Please revise any similar language as needed.

Response:      Revised. We have revised the prospectus to take account of the Staff’s Comments. Please see the Amended Draft.

Competition, page 26

21.	We note your disclosure that many of your competitors "have and can devote substantially greater resources" than you can to promotion and systems development. We further note your disclosure that you "will compete using [your] ability to develop opportunities that [you] will be able to take advantage of quickly." Please elaborate on your competitive position in the industry and your proposed methods of competition. See Item 101 (h)(4)(iv) of Regulation S-K.

Response: Revised. We have revised the prospectus to demonstrate how we will compete and to take account of the Staff’s Comments. Please see the Amended Draft.

Government Regulations and Industry Standards, page 26

22.	We note your disclosure regarding the effect of laws and regulations on your Internet activity. This disclosure seems more appropriate for the risk factor section of the prospectus. Please expand or revise your disclosure regarding government regulations and industry standards, to the extent material to an understanding of your business, to describe the need for any government approval of the physical products you intend to sell to customers. See Item 101 (h)(4)(viii) of Regulation S-K.

Response: Revised. We have revised the prospectus to discuss government regulation and to take account of the Staff’s Comments. Please see the Amended Draft.

Directors, Executive Officers, Promoters and Control Persons, page 27

23.	We note your disclosure that Aharon Schnitzer is a director. Please disclose his age. See Item 401(a) of Regulation S-K.

Response:      Revised. We have revised the prospectus to disclose Mr. Shnitzer’s age of 53. Please see the Amended Draft.

24.	We note your disclosure that Ms. Yaron and Mr. Schnitzer are executive officers. Please disclose their terms of office as officers and the period during which they have served as such. See Item 401(b) of Regulation S-K.

Response:      Revised. We have revised the prospectus to disclose the terms of Mrs. Yaron and Mr. Shnitzer as officer and when they commenced as such. Please see the Amended Draft.

25.	We note your description of the business experience of Ms. Yaron and Mr. Schnitzer. Please expand these disclosures to briefly discuss—and not just mention—the specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as your directors at this time. Please pay particular attention to providing information relating to their level of professional competence, which may include such specific information as the size of the operations they have previously supervised. See Item 401(e) of Regulation S-K.

Response:      Revised. We have revised the description of the business experience of Ms. Yaron and Mr. Schnitzer by expanding our disclosures as regards their experience, qualifications, attributes and/or skills. Please see the Amended Draft.

Involvement in Certain Legal Proceedings, page 28

26.	We note your disclosure that during the past five years, no present director, executive officer or person nominated to become a director or executive has been the subject of certain proceedings. Please expand this disclosure to cover the past ten years. See Item 401(f) of Regulation S-K. In addition, please tell us why you have provided disclosure as to the proceedings in paragraphs (1) to (6) of Item 401(f) but not as to the proceedings in paragraphs (7) and (8).

Response:      Revised. We have expanded this disclosure to cover the past ten years and added the missing sections of Item 401(f). Please see the Amended Draft.

27.	We note your disclosure that there is no formal employment arrangement with your officers. We further note your disclosure that your officers "will receive the level of compensation each month that permits [you] to meet [your] obligations." It thus appears that you have any employment arrangement or understanding with your executive officers. Please discuss the material terms of each of the agreements or arrangements, regardless of whether they are in writing. See Item 402(o)(1) of Regulation S-K.

Response:      Revised. We have revised our disclosure to be consistent regarding the fact there are no formal employment arrangements with our officers. Please see the Amended Draft.

Where You Can Find More Information, page 37

28.	Please reconcile your statement here that you have no current plans to file a registration statement on Form 8-A to register your securities under Section 12 of the Securities Exchange Act of 1934, as amended, with your apparently contradictory statement in the fourth paragraph on page 36.

Response:      Revised. We have revised the registration statement to be consistent as to our plans to file a Form 8-A. Please see the Amended Draft.

Signatures, page 41

29.	We note the signatures of Ms. Yaron and Mr. Schnitzer at the end of your registration statement. In future filings, please revise the signature page so that it meets the requirements of Form S-1. Specifically, please ensure that you, the company and registrant, cause the registration statement to be signed on your behalf. Additionally, please ensure that your principal executive officer, principal financial officer, principal accounting officer, and at least a majority of your board of directors sign your registration statement on their own behalf in their capacities as officers and directors.

Response:      Revised. We have revised the signatures at the end of our registration statement to meet the requirements of Form S-1. Please see the signatures at the end of the Amended Draft.

Exhibit 99.1

30.	We note that the representations in Section 4(d) of your form subscription agreement do not appear to fit the transaction described in the registration statement. For example, the issuer, amount of securities, price and minimum appear to be different. Please revise the subscription agreement accordingly.

Response:      Revised. We have attached the appropriate subscription agreement to the Amended Draft. Please see a new subscription agreement attached to the Amended Draft which fit the transaction described in the registration statement. Please see Exhibit 99.1 at end of the Amended Draft.

*          *          *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,
/s/
Elka Yaron
President

cc:      Dietrich King, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar

Daniel Leslie, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar